UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549


SCHEDULE 13-G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

BUTTON GWINNETT FINANCIAL CORPORATION
      (Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
    (Title of Class of Securites)

 124-212-101
(CUSIP Number)


Check the following box if a fee is being paid with this
statement.
 _
|_|

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contining information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  Name of Reporting Person
    S. S. or I. R. S. identification No. of Above Person

    John D. Stephens
     ###-##-####


2.  Check the appropriate box if a member of a group*
	 _
    (a) |_|

	 _
    (b) |_|

3.  SEC Use Only

4.  Citizenship or Place of Organiztion

    United States of America

5.  Sole Voting Power

    498,267

6.  Shares Voting Power
    -0-

7.  Sole Dispositive Power
    498,267

8.  Shared Dispositive Power
    -0-

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    498,267

10. Check Box if the Aggregate Amount in Row (9) excludes Certain
    Shares *
      _
     |_|

11. Percent of Class Represented by Amount in Row 9

    36.1%

12. Type of Reporting Person*

    IN


Item 1(a).  Name of Issuer:

     Button Gwinnett Financial Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

     150 South Perry Street
     Lawrenceville, Georgia 30245

Item 2(a).  Name of Person Filing:

     John D. Stephens

Item 2(b).  Address of Principal Business office, or if None,
	    Residence:

     1899 Parker Court
     Stone Mountain, GA  30087

Item 2(c).  Citizenship:

     United States of America

Item 2(d).  Title of Class of Securities:

     Common Stock, $0.01 par value

Item 2(e).  CUSIP Number:

     124-212-101

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     Inapplicable

Item 4.   Ownership:

     (a)  Amount beneficially owned: 498,267

     (b)  Percent of class: 36.1%

     (c)  Number of shares as to which such person has

	  (i)  sole power to vote or direct the vote: 498,267;

	 (ii)  shared power to vote or direct the vote:    0   ;

	(iii)  sold power to dispose or to direct the
	       disposition of: 498,267;

	 (iv) shared power to dispose or direct the disposition of: 0 .

Item 5.  Ownership of Five Percent or Less of a Class:

     Inapplicable

Item 6.  Ownership of More than Five Percent on Behalf of
	 Another Person:

     Inapplicable

Item 7.  Identification and Classification of the Subsidiary
	 Which Acquired the Security Being Reported on by the
	 Parent Holding Company:

     Inapplicable

Item 8.   Identification and Classification of the Members of the
	  Group:

     Inapplicable

Item 9.  Notice of Dissolution of Group:

     Inapplicable

Item 10.  Certification:

     Inapplicable

			       SIGNATURE




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, is true, complete and correct.


     Date:          February 6, 1997

     Signature:     /s/

     Name:          John D. Stephens